[iPass Letterhead]

VIA EDGAR

December 21, 2007

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           iPass Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
File No. 0-50327

Ladies and Gentlemen:

On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 11, 2007, with respect to the reports referenced above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1A.  Risk Factors, page 16

1.           We note from your disclosures on page 16 that you do business in the Middle East and Africa.  Please advise us of all the countries in the Middle East in which you operate and do business.

In response to the Staff’s comment:

The countries in the Middle East in which iPass customers have their principal place of business are: Bahrain, Cyprus, Egypt, Israel, Jordan, Kuwait, Lebanon, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, Turkey and the United Arab Emirates.  Revenues from these customers were $804,000 or 0.4% of total revenue for the fiscal year ended December 31, 2006.

End users have connected to the iPass network in the following Middle Eastern countries: Algeria, Armenia, Azerbaijan, Bahrain, Cyprus, Egypt, Georgia, Israel, Jordan, Kuwait, Lebanon, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, Turkey and the United Arab Emirates.  Revenues generated from access in these locations were $3.6 million or 2.0% of total revenue for the fiscal year ended December 31, 2006.

Note 2  Summary of Significant Accounting Policies

Revenue Recognition

Usage Fees, page 44

2.           We note that for certain contractual relationships, acquired from GoRemote, the Company must make judgments with regards to the specific facts and circumstances surrounding each provider relationship to determine which portion of your revenue you provide as a reseller and which portion you provide as an agent in order to determine whether revenue should be recognized on a gross versus net basis.  Please tell us how you consider each of the factors of EITF 99-19 in analyzing these arrangements and include in your analysis specific examples of its application.  For instance, we note you have one significant provider arrangement for which revenues are accounted for on a net basis.  Please provide the analysis for this arrangement under EITF 99-19 and explain how this provider differs from all other provider arrangements where revenues are accounted for on a gross basis.  Also, tell us the amount of revenues recognized for each period on both a gross and net basis.

In response to the Staff’s comment:

iPass has one provider relationship acquired from GoRemote which the company considers to be an agency relationship as we do not have service agreements with the end users of that provider’s service but primarily serve as a billing agent.  The provider is responsible for the fulfillment of the order and delivery of a particular component of a bundled collection of services sold by the Company to the end user.  The agreement specifically states that the Company is to act as a billing agent for the provider and is prohibited from reselling the providers services.  Additionally, the customers negotiated the rates billed directly with the provider, we were contractually required to bill those rates and the provider reserves the right to bill the customer directly.  Based on those factors, iPass believes that the revenue related to this arrangement should be recorded on a net basis.

All of our other providers that are both customers and suppliers are accounted for on a gross basis as they have separate purchase and reseller agreements with no right to offset.  The factors in EITF 99-19 that lead to the conclusion that these relationships should be accounted for on a gross basis are noted below:

The company is the primary obligor in the arrangement.  iPass is contractually obligated to provide service to its customers’ end users.  The Company is responsible for ensuring that the service is delivered.

The company has general inventory risk (before customer order is placed or upon customer return).  iPass’ business is primarily service-related and therefore does not have any material inventory or inventory-related risk.  However, the Company does have minimum purchase commitments with many of its suppliers that creates significant risk should customers’ demand for its services fall short of the expectations held when agreeing to those purchase commitments.

The company has latitude in establishing price.  The prices iPass establishes for its services are not limited in any way.

The company changes the product or performs part of the service.  iPass aggregates hundreds of suppliers around the world and enables end users to connect to their corporate networks through a software interface that simplifies the access to these networks.

The company has discretion in supplier selection.  iPass has hundreds of suppliers and has full discretion to select any and all suppliers it considers beneficial to the Company and its customers.

The company is involved in the determination of product or service specifications.  iPass customizes its product bundles, including the types of products and the specifications of those products, to meet the needs of each customer.

The company has physical loss inventory risk (after customer order or during shipping).  iPass’ business is primarily service-related and therefore does not have any material inventory or inventory-related risk.

The company has credit risk.  iPass assumes complete credit risk for all transactions.  The Company is responsible for paying amounts owed to suppliers regardless of whether any part or the entire sales price is collected from the customer.

The revenue recognized on a net basis for the period February 15, 2006 (the effective date of the GoRemote acquisition) through December 31, 2006 was $1.6 million.  The company did not have this type of relationship prior to the acquisition of GoRemote.  All other revenue totaling $181.1 million was recognized on a gross basis.

License and Maintenance, page 45

3.           We note that the Company enters into multiple-element arrangements, which include licenses and maintenance services for which VSOE of fair value is established by the price charged when each element is sold separately.  Please explain the methodology used to determine VSOE of each undelivered element and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.).  In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element.  Additionally, please address if VSOE varies from customer to customer and, if so, how you can reasonably estimate VSOE.  Further, if VSOE for maintenance services is based on contractually stated renewal rates, then tell us how you determined such rates are substantive and tell us what percentage of your customers actually renew at such rates.  In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

In response to the Staff’s comment:

Approximately 1.4%, 1.0%, 1.0% of our revenues for the year ended December 31, 2006 were derived from these license, maintenance and training fees, respectively. For multiple-element arrangements, the undelivered elements are maintenance services and training.  For these undelivered elements, we have been able to establish VSOE of fair value based on the price we charge customers for stand-alone sales. Accordingly, the software license revenues are recorded using the residual method.

The following are the details of how we established VSOE of fair value for these undelivered elements.

Maintenances Services:

Our business practice is to charge customers for maintenance services based on a percentage of the license paid.  The maintenance rates charged are consistent across geographic regions, purchase volumes and customer types.  In accordance with paragraph 10 of SOP 97-2, we rely upon the price of maintenance services when sold separately as VSOE of fair value.  Our policy is if 80% of such stand-alone sales fall within a +/- 15% band of the median rate charged as a percentage of the original license fee, this is a clear indication that a market rate exists.  Because the rate we charge may vary from one customer to another, we perform a rolling 6-month analysis of sales to determine if this 80% threshold was met. As of December 31, 2006, the results of this analysis showed that 52 of the 58 stand alone maintenance renewals processed, or 90%, fell within the +/- 15% range. Thus, our tests met these thresholds and VSOE of fair value for our maintenance services was established.

Training Services:

Our business practice is to charge customers for training services based on a fixed rate per day.  The training rates charged are segregated into two customer types—direct customers and resellers.  Resellers are charged standard training rates less a standard discount percent.  In accordance with paragraph 10 of SOP 97-2, we rely upon the price of training services when sold separately as VSOE of fair value.  Our policy is if 80% of such stand-alone sales fall within a +/- 15% band of the median rate charged, this is a clear indication that a market rate exists.  Because the rate we charge may vary from one customer to another, we perform a rolling 12-month analysis of sales to determine if this 80% threshold was met. As of December 31, 2006, the results of this analysis showed that 35 of the 37 stand alone training services delivered and billed, or 95%, fell within the +/- 15% range. Thus, our tests met these thresholds and VSOE of fair value for our training services was established.

4.           Please tell us what percentages of your revenues are from (a) licenses and (b) subscriptions for each period presented.  Further, tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs.  In this regard, tell us whether you consider your subscription arrangements to be product or services.  If your subscription revenues are greater than 10% of total revenues, then please tell us how you considered including a separate line item for bundled arrangements in your consolidated income statement.

In response to the Staff’s comment:

License revenue was 1.4%, 1.1% and 0.2% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively.  Subscription revenue was 0.7%, 0.7% and 0.1% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively.  As these items do not represent more than 10% of the sum of iPass’ total revenue items, iPass combined these revenue streams with usage revenues.

iPass fully intends to comply with the provisions of Rule 5-03(b)(1) and (2) once its license or subscription revenues meet the 10% threshold, or earlier if iPass determines that it would be beneficial to the reader to do so.  Should subscription arrangements meet the 10% threshold, iPass would consider them to be product revenues.

Note 4.  Short-Term Investments, page 50

5.           We note that at December 31, 2006 your short-term investment portfolio included $25.1 million of auction rate securities.  Tell us the amount of auction rate securities held at September 30, 2007, if any, and tell us the related cost and fair value of such securities at your latest balance sheet date.  Tell us how you determined the value of the underlying credit for these securities.  In this regard, tell us what impact the recent uncertainties in the credit market have had on your portfolio.  Also, tell us whether you have identified any auction rate securities for which auctions have been unsuccessful and if so, tell us what impact this has had on the liquidity of your portfolio.

In response to the Staff’s comment:

iPass did not hold any auction rate securities in its portfolio at September 30, 2007.  The recent uncertainties in the credit market had a minimal impact on the Company’s portfolio.  Auction rate securities represented less than 20% of the total portfolio balance at December 31, 2006 and all such securities were liquidated from the portfolio by April 2007.  Accordingly, the Company has not identified any auction rate securities for which auctions were unsuccessful.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 1.  Basis of Presentation

Reclassifications, page 6

6.           We note your disclosures regarding the reclassification adjustments in the Company’s Condensed Consolidation Statements of Cash Flows for the nine months ended, September 30, 2006.  We further note that the Company made similar adjustments in your June 30, 2007 Form 10-Q to the cash flow statement for the six months ended June 30, 2006.  It appears that these “reclassifications” were discovered during the preparation of the Company’s December 31, 2006 Form 10-K as you included similar adjustments for fiscal years 2005 and 2004 in such filing.  Please tell us how you determined, at that time, that these adjustments were not material to the Company’s quarterly financial statements as previously filed in 2006 and why you believed that amendments to the 2006 Forms 10-Q were not necessary.  Tell us how you considered SFAS 154 in determining that these reclassification adjustments were not corrections of errors and tell us how you analyzed these adjustments for each period pursuant to SAB 99.  Further, please explain why your March 31, 2007 Form 10-Q did not include any reclassification adjustments for the three months ended March 31, 2006.

In response to the Staff’s comment:

The reclassification of amounts from cash flows from investing to cash flows from operating activities was due to the incorrect classification of the amortization of bond premiums and non-cash changes in accrued interest.  We mistakenly reported the amortization of discounts and premiums as a cash inflow (outflow) from investing activities, rather than include it as an adjustment to reconcile net income to net cash provided by (used in) operating activities as prescribed by SFAS No. 95, paragraphs 22 and 28.

In determining whether or not to amend the 2006 quarterly financial statements, we applied SAB 99, Materiality.  In our application of SAB 99, we considered both quantitative and qualitative measures in reaching the conclusion that the misstatements were not material.

The Company quantified the impact of the errors on the prior quarters as summarized below:

(In thousands)	For the YTD period ended
	9/30/2006	6/30/2006	3/31/2006
Non-cash interest accrued from investments	$336	$261	$406
Net amortization of bond premium	539	358	177
Net reclassification from cash flows from investing activities to cash flows from operating activities	$876	$619	$583

(In thousands)	For the YTD period ended
	9/30/2006	6/30/2006	3/31/2006
Cash flows from operating activities	$1,565	$(1,776)	$(539)
% of total cash flows from operating activities	56%	(35)%	(108)%

Cash flow from investing activities	$(14,636)	$(18,864)	$(24,111)
% of total cash flows from investing activities	(6)%	(3)%	(2)%

Revenues (YTD)	$137,554	$91,654	$44,270
% of total revenues	0.6%	0.7%	1.3%

Net loss (YTD)	$(4,328)	$(2,119)	$(65)
% of net loss	20%	29%	897%

Total assets	$266,948	$269,830	$276,089
% of total assets	0.3%	0.2%	0.2%

The error as a percentage of operating cash flows is not a good indicator of quantitative materiality given the near breakeven operating cash flow results in each of the years.   Management considered whether errors of $539,000, $619,000, and $876,000, which understated operating cash flows and had no effect on total cash balances, would influence a reasonable investor.   Management does not believe that a reasonable investor would be influenced by marginally improved cash flows from operations, particularly when the Company had approximately $113 million, $107 million and $106 million in cash, cash equivalents and investments as of March 31, 2006, June 30, 2006 and September 30, 2006, respectively.  The Company concluded that the absolute dollar error was not quantitatively material to an investor.

In evaluating the impact on the financial statements of the above noted classification errors, the Company also considered the qualitative factors noted in SAB 99.   Specifically, the Company considered:

•	The classification errors did not mask a change in earnings or other trends.

•	The classification errors did not hide a failure to meet analysts' consensus expectations for the enterprise.

•	The classification errors had the following impact on the cash flows from operations for each period:

•
For the three months ended March 31, 2006, the unadjusted cash flow from operations was close to break even with a use of cash of $539,000.  While the reclassification would have resulted in an inflow of cash of $44,000, it would have remained close to break even.

•	For the six months ended June 30, 2006, the impact of the reclassification of the error would have not changed the overall use of cash.

•	For the nine months ended September 30, 2006, the impact of the reclassification would have not changed the overall inflow of cash.

•	The classification errors did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the company’s operations or profitability

•	The classification errors did not affect the Company’s compliance with regulatory requirements.

•	The classification errors did not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The classification errors did not have the effect of increasing management's compensation as none of management’s compensation is based on cash flow metrics.

•	The classification errors did not involve concealment of an unlawful transaction.

•
In our press releases to our shareholders, we disclose current period business trends, key revenue metrics, a summarized income statement, a summarized balance sheet, and key non-GAAP measures such as non-GAAP operating income (loss), non-GAAP net income (loss) and corresponding non-GAAP net income per share.  We do not disclose cash flow information, nor do we discuss cash flow information in detail during the course of our quarterly earnings calls.  In addition, our investors do not typically raise questions regarding our detailed cash flows in the following question and answer session.  The focus of the investment community during 2006 and 2007 was on whether the company could return to revenue growth and profitability after a significant product transition.  In the quarterly press releases and investor presentations, the key financial and operating metrics disclosed and discussed have not included cash flow information.  Furthermore, our five analysts Credit Suisse, Janco, Morgan Stanley, Soleil and Wm Smith currently focus on benchmarking our actual results to their published forecasts of our revenue and EPS results.

Our considerations of quantitative and qualitative assessments under SAB 99 suggested that the classification errors were not considered significant to our financial statements in any of the quarterly periods in fiscal year 2006 and would not have made a difference in any investment assessment by a reasonable investor.

In our consideration of SFAS 154, we did note that the classification adjustments were corrections of errors.  However, we considered SAB 108 which states, “correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  Such corrections may be made the next time the registrant files the prior year financial statements.” Therefore, the Company believed that the prudent treatment of these classification errors was to disclose them in our fiscal year 2007 quarterly filings with sufficient context to permit our shareholders to reconcile cash flow figures to previous filings as the Company felt these were immaterial errors.  The Company recognized that this disclosure was not made in the March 31, 2007 Form 10-Q, but given the immateriality of the error the Company decided not to amend the filing for this oversight.

* * * *

In addition, iPass acknowledges:

•	iPass is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 232-4113 if you have any questions or would like any additional information regarding this matter.

Sincerely,

iPass Inc.

/s/ Frank E. Verdecanna

By:          Frank E. Verdecanna
Vice President and Chief Financial Officer

cc:           Kenneth D. Denman, Chief Executive Officer and President, iPass Inc.
Bruce Posey – Senior Vice President and General Counsel, iPass Inc.
Timothy J. Moore – Cooley Godward Kronish llp
Brett D. White – Cooley Godward Kronish llp